Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Goldfield Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-72241) on Form S-8 of The Goldfield Corporation of our report dated February 17, 2006, except as to note 17 which is as of March 17, 2006 with respect to the consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the annual report on Form 10-K of The Goldfield Corporation.

Orlando, Florida
March 24, 2006
Certified Public Accountants